Advance Green Energy, Inc.

523 US Highway 41 South

Inverness, FL 34450

April 11, 2019

Edward M. Kelly Senior Counsel

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Advance Green Energy, INC.
Offering Statement on Form 1-A
File No. 24-10867

Dear Mr. Kelly:

Please be advised that Advance Green Energy, Inc. has been qualified in the State of Colorado.

Kindly be advised that Advance Green Energy, Inc. (the "Company") requests that its Regulation A offering be qualified on Wednesday, April 17, 2019 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Peter M. Barbee

Peter M. Barbee

Chairman